  EXHIBIT 21.1

Subsidiaries of Falcon Ridge Development, Inc., the Registrant

     Falcon Ridge Development, Inc. has formed or acquired the following subsidiaries:

Name	State of Organization	Percentage of Ownership

Sierra Norte, LLC	New Mexico	100%
Spanish Trails, LLC	New Mexico	100%
Falcon Ridge Financial LLC	New Mexico	100%
Falcon Ridge Realty LLC	New Mexico	100%
Falcon Ridge Investments LLC	New Mexico	100%